                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934





                           Belzberg Technologies Inc.
                           --------------------------
                           (Exact name of Registrant)

        40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2
          -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X     Form 40-F __
                   -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __            No  X
                              ---

                           BELZBERG TECHNOLOGIES INC.

         Belzberg Technologies Inc. filed the following document with the Toronto Stock Exchange:

         1. Outstanding Stock Options Summary - Balance July 2, 2001

         2. Shares Bought Under Normal Course Issuer Bid

         The above-referenced documents are filed as exhibits to this Form 6-K.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 13, 2001


                                  BELZBERG TECHNOLOGIES INC.


                                  By: /s/ Lawrence J. Cyna
                                      --------------------------------------
                                  Lawrence Cyna
                                  Chief Financial Officer